EXHIBIT 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318 484-7400

www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:	**Analyst Inquiries:**	**Media Contact:**
Kathleen F. Nolen	Dresner Companies	Cleco Corporation:
(318) 484-7687	Kristine Walczak	Michael Burns
Rodney J. Hamilton	(312) 726-3600	(318) 484-7663
(318) 484-7593		

For Immediate Release

Cleco Corp. Reports 2004 Earnings Rise to $1.32
Announces Earnings Guidance for 2005

PINEVILLE, La., Mar. 14, 2005 – Cleco Corp. (NYSE: CNL) today announced it earned $1.32 per diluted share in 2004, compared to a loss of $0.79 per diluted share in 2003. Results for 2003 included a $1.94 per share asset-impairment charge associated with the company's Perryville power plant. Excluding the impairment charge, 2003 earnings would have totaled $1.15 per diluted share.

The increase in 2004 earnings was attributable primarily to higher Cleco Midstream Resources LLC (Cleco Midstream) contributions, partially offset by the costs of the settlement of the Cleco Power LLC (Cleco Power) 2001-2002 fuel audit.

For the fourth quarter, earnings totaled $0.28 per diluted share compared to a loss of $0.23 per diluted share reported for the fourth quarter of 2003. Excluding a fourth-quarter 2003 Perryville impairment charge of $0.17 per share, the 2003 fourth-quarter loss would have been $0.06 per diluted share. Results for the fourth quarter of 2003 included operating losses at the Perryville project following its counterparty's bankruptcy, expensing of prepaid costs under the Evangeline project's renegotiated maintenance agreement, and asset-impairment charges on Cleco Energy natural gas pipeline assets.

"We're pleased to report solid earnings for 2004, including a 2.2 percent increase in utility power sales. Just as important, we have ended the year with a stronger balance sheet and more liquidity. During 2004, we paid down $68 million of Cleco Corp. and Cleco Power debt and issued $36 million in equity," said David Eppler, president and CEO of Cleco Corp.

"While we've continued to strengthen our financial base, Cleco Power is implementing an integrated resource plan that will diversify its fuel mix, increase its competitiveness, and position our utility for long-term growth," Eppler said.

<u>**Summary of Financial Results:**</u>

In the tables below, the diluted earnings per share allocated to subsidiaries, the diluted earnings per share of Cleco Midstream and the total diluted earnings per share data that exclude the 2003 Perryville asset-impairment charge are not measures defined under accounting principles generally accepted in the United States (GAAP). Management believes these numbers are useful to investors in understanding the results of operations of Cleco Midstream because they illustrate the impact that the asset-impairment charge had separately from Cleco Midstream's other operational results. The total earnings non-GAAP data are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the tables below. The Cleco Midstream, Cleco Midstream generating projects and Perryville non-GAAP earnings data presented below are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the attached Schedule I. Consolidated earnings (loss) allocated to subsidiaries non-GAAP data presented below are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the attached Schedule II.

Consolidated Diluted Earnings (Loss) Per Share Allocated to Subsidiaries

Subsidiary	Three Months ended Dec. 31,	
	2004	**2003**
Cleco Power	$0.28	$0.25
Cleco Midstream (excluding 2003 Perryville asset-impairment charge)	0.02	(0.15)
Corporate and Other	(0.03)	(0.05)
Earnings from continuing operations excluding 2003 Perryville asset-impairment charge	**$0.27**	**$0.05**
Perryville asset-impairment charge	--	(0.17)
Earnings from continuing operations	**$0.27**	**$(0.12)**
Cleco Energy LLC (Cleco Energy) discontinued operations	0.01	(0.11)
Earnings applicable to common stock	**$0.28**	**$(0.23)**

Subsidiary	Twelve Months ended Dec. 31,	
	2004	**2003**
Cleco Power	$1.08	$1.22
Cleco Midstream (excluding 2003 Perryville asset-impairment charge)	0.37	0.22
Corporate and Other	(0.13)	(0.18)
Earnings from continuing operations excluding 2003 Perryville asset-impairment charge	**$1.32**	**$1.26**
Perryville asset-impairment charge	--	(1.94)
Earnings from continuing operations	**$1.32**	**$(0.68)**
Cleco Energy discontinued operations	--	(0.11)
Earnings applicable to common stock	**$1.32**	**$(0.79)**

Cleco Corporation
Page 3

Results for Fourth Quarter 2004:

Major Reconciling Items for Fourth-Quarter EPS 2004 vs. 2003*:

($0.23)	**2003 Fourth-Quarter Diluted EPS**
0.04	Higher Cleco Power nonfuel revenue, net of customer refund accrual under the rate stabilization plan
(0.04)	Higher Cleco Power expenses, primarily operations
0.02	Higher Cleco Power other income
0.01	Higher Cleco Power interest income
0.17	Higher contribution from Cleco Midstream generating projects (excluding 2003 Perryville asset-impairment charge)
0.02	Lower corporate and other expenses, primarily lower income tax and benefit expense
($0.01)	
0.17	2003 Perryville asset-impairment charge
0.12	Higher Cleco Energy earnings from discontinued operations
$0.28	**2004 Fourth-Quarter Diluted EPS**

* Please see the Summary of Financial Results tables on Page 2, which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP; the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP; and the attached Schedule II, which reconciles consolidated earnings (loss) allocated to subsidiaries' non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power

Cleco Power's 2004 fourth-quarter earnings totaled $0.28 per share, $0.03 per share higher than results posted in the fourth quarter of 2003.

Revenue from electric sales, net of reserves for customer refunds, increased $0.03 per share in the quarter-to-quarter comparison because of unseasonably warm weather during October 2004. Partially offsetting the increase in sales revenue was the May 2004 expiration of a contract with a municipal customer. Transmission and miscellaneous revenue was up $0.01 per share compared to the fourth quarter of 2003.

(Million kWh)	For the three months ended Dec. 31,		
	2004	**2003**	**Change**
Electric Sales			
Residential	811	715	13.4 %
Commercial	461	418	10.3 %
Industrial	746	748	(0.3)%
Other retail	152	141	7.8 %
Unbilled	(37)	8	(562.5)%
Total retail	2,133	2,030	5.1 %
Sales for resale	176	261	(32.6)%
Total retail and wholesale customer sales	**2,309**	**2,291**	**0.8 %**

-more-

Nonfuel operating expenses during the quarter were approximately $0.04 per share higher than in the fourth quarter of 2003. The primary difference was about $0.09 per share of higher incentive compensation expense compared to 2003, when incentive compensation expense was lower as a result of the company's failure to meet target performance measures. Additionally, depreciation was about $0.01 per share higher than in fourth quarter 2003 due to routine capital additions. Partially offsetting the increased expenses was $0.06 per share in lower capacity payments, ad valorem taxes, allowance for funds used during construction (AFUDC), salary expense, post-retirement benefit expense and other expenses, net.

Interest income for the fourth quarter was up $0.01 per share primarily as a result of higher levels of temporary investments. Other income for the quarter was up $0.02 per share primarily as a result of reimbursements for assistance provided to other utilities by Cleco Power employees for the restoration of power in the Gulf Coast states following three hurricanes in the fall of 2004.

Cleco Midstream

Please see the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream's earnings from continuing operations totaled $0.02 per share in the fourth quarter of 2004 compared to a loss of $0.32 per share reported in the fourth quarter of 2003. Fourth-quarter 2003 results included a $0.17 per share asset-impairment charge related to the Perryville generating project. Without the impairment charge, Cleco Midstream would have reported a loss from continuing operations of $0.15 per share for the fourth quarter of 2003.

For the fourth quarter of 2004, Cleco Evangeline posted a loss of $0.02 per share, up $0.07 per share from the $0.09 per share loss reported in the same period of 2003. The improvement reflects prepaid costs under a renegotiated long-term maintenance agreement that were expensed in 2003. The Acadia project contributed $0.06 per share in the fourth quarter of 2004, equal to its 2003 fourth-quarter earnings. The Perryville project had no effect on consolidated net income during the fourth quarter of 2004 due to its deconsolidation. By comparison, Perryville posted a loss of $0.10 per share in the fourth quarter of 2003, excluding impairment charges, due to the termination of the tolling agreement with Mirant in the third quarter of 2003. Additionally, Cleco Midstream administrative costs totaled about $0.02 per share during the quarter, comparable to costs of a year ago.

Other

Corporate and other expenses were $0.02 per share lower for the fourth quarter of 2004, primarily due to lower benefits and state tax expense versus the fourth quarter of 2003.

Earnings from discontinued operations were $0.01 per share for the quarter, largely due to a gain recorded on the November 2004 sale of Cleco Energy's pipeline and marketing operations. By comparison, Cleco Energy posted a loss of $0.11 per share for the fourth quarter of 2003, primarily due to the impairment of its pipeline and production assets.

Because Perryville was deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, Perryville's fourth-quarter 2004 operations are not reflected in corporate consolidated results. For the fourth quarter of 2004, Perryville recorded a net loss of $1.6 million. During the fourth quarter of 2003, Perryville results were included in Cleco Corp.'s consolidated financial statements.

Results for Twelve Months ended Dec. 31, 2004:

Major Reconciling Items for Twelve Months ended Dec. 31 EPS 2004 vs. 2003*:

($0.79)	**Twelve Months ended Dec. 31, 2003, Diluted EPS**
0.03	Higher Cleco Power nonfuel revenue, net of customer refund accrual under the rate stabilization plan (excluding 2004 fuel audit settlement amounts)
(0.03)	Higher Cleco Power expenses
0.02	Higher Cleco Power interest income
(0.02)	Cleco Power 2003 Federal Energy Regulatory Commission (FERC) settlement revenue
(0.14)	Cleco Power 2004 fuel audit settlement
0.10	Higher contribution from Cleco Midstream generating projects (excluding 2003 Perryville asset-impairment charge)
0.04	Cleco Midstream 2003 FERC settlement costs
0.01	Lower Midstream administrative and development costs
0.05	Lower corporate and other, primarily lower state income tax expense
($0.73)	
1.94	2003 Perryville asset-impairment charge
0.11	Higher Cleco Energy earnings from discontinued operations
$1.32	**Twelve Months ended Dec. 31, 2004, Diluted EPS**

* Please see the Summary of Financial Results tables on Page 2, which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP; the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP; and the attached Schedule II, which reconciles consolidated earnings (loss) allocated to subsidiaries' non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power

For 2004, Cleco Power's earnings were $1.08 per share, down $0.14 from 2003 levels.

Revenue from electric sales to customers grew about $0.03 per share, net of reserves for customer refunds. This growth was mainly due to favorable fuel surcharge adjustments related to previously uncollected fuel costs, warmer weather and higher 2004 revenue from a renegotiated contract with a municipal customer, partially offset by the May 2004 expiration of a contract with a municipal customer.

(Million kWh)	For the twelve months ended Dec. 31,		
	2004	**2003**	**Change**
Electric Sales			
Residential	3,507	3,429	2.3 %
Commercial	1,854	1,781	4.1 %
Industrial	2,902	2,786	4.2 %
Other retail	597	595	0.3 %
Unbilled	(3)	39	(107.7)%
Total retail	8,857	8,630	2.6 %
Sales for resale	1,057	1,066	(0.8)%
Total retail and wholesale customer sales	**9,914**	**9,696**	**2.2 %**

Nonfuel operating expenses for 2004 were up $0.03 per share over 2003 levels. Compensation, benefit and other employee expenses were $0.09 per share higher in 2004 compared to 2003, primarily because incentive compensation expense was lower in 2003 as a result of the company's failure to meet target performance measures. Depreciation was $0.04 per share higher in 2004 due to routine asset additions, and professional fees were $0.03 per share higher due to consulting and audit fees related to testing required by Section 404 of the Sarbanes-Oxley Act of 2002. Other expenses, net were $0.02 per share higher. Partially offseting these increases were $0.04 per share in lower capacity payments for 2004 compared to 2003, and $0.11 per share in lower maintenance expenses in 2004, reflecting the company's higher expenditures for its 2003 reliability initiative.

Interest income for 2004 was up $0.02 per share period to period, largely due to favorable fuel surcharge adjustments related to interest on previously uncollected fuel expenses, as well as increased interest earned on temporary investments.

Cleco Power's results for 2003 included a $0.02 per share positive effect from the July 2003 FERC settlement of certain Cleco Midstream trading issues. In addition, during 2004, Cleco recorded approximately $0.14 per share of net costs related to the Louisiana Public Service Commission (LPSC) fuel audit settlement.

Cleco Midstream

Please see the attached Schedule I, which reconciles the Cleco Midstream, Cleco Midstream generating projects and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream's earnings from continuing operations were $0.37 per share for 2004 compared to a loss of $1.72 per share in 2003. The 2003 loss included a $1.94 per share asset-impairment charge associated with the Perryville plant. Excluding the impairment charge, 2003 Cleco Midstream earnings from continuing operations would have been $0.22 per share.

The Evangeline project earned $0.26 per share for 2004, up $0.18 per share from its 2003 contribution of $0.08 per share, when expenses were higher largely due to the reassessment of the useful life of the facility's combustion turbine parts and the expensing of prepaid costs under the project's long-term maintenance agreement with the turbine manufacturer. The Acadia project earned $0.18 per share for 2004, down $0.02 per share from 2003. The drop was primarily due to higher availability penalties, replacement power costs and maintenance expenses. The Perryville project recorded a loss of $0.03 per share for 2004 prior to its Jan. 28, 2004, deconsolidation compared to earnings of $0.03 per share recorded in 2003 excluding the asset-impairment charges.

In year-to-year comparisons, Cleco Midstream's earnings were affected by 2003 expenses of $0.04 per share from the July 2003 FERC settlement. Additionally, Cleco Midstream administrative costs totaled about $0.04 per share for 2004, $0.01 per share lower than in 2003.

Other

Corporate and other expenses totaled $0.13 per share in 2004 compared to $0.18 per share for 2003. The decrease was primarily the result of a positive settlement of certain outstanding state tax issues, lower legal and professional fees associated with the FERC and LPSC investigations, as well as lower interest expense.

Discontinued operations had no impact in 2004. The company recorded a $0.11 per share loss in 2003 largely due to the impairment of Cleco Energy's pipeline and production assets.

Because the Perryville project's results were deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, 2004 Perryville operations are only reflected in corporate consolidated results prior to that date. During 2004, Perryville recorded a net loss of $4.8 million following its deconsolidation.

2005 Outlook:

"Cleco Power has just received its second round of bids in our RFP process. We'll be working in the second quarter to complete our portfolio analyses, with the goal to submit our final integrated resource plan to the LPSC by midyear," Eppler said. "An important part of that submission will be an agreement on how rate recovery of our investment will occur.

"During the second half of the year, we hope to complete the sale of the Perryville generation assets to Entergy Louisiana, Inc., once they receive regulatory approval of the transaction," Eppler said. "We also are in settlement discussions with Mirant in an attempt to resolve Perryville's bankruptcy claims against Mirant and certain of its subsidiaries, but the timing of that resolution is still uncertain.

Eppler added, "With my planned retirement at midyear, the board of directors is now reviewing leadership alternatives for Cleco. We have an exciting strategy and an experienced executive team in place, so I am confident of Cleco's continued success."

2005 Earnings Guidance:

"In terms of earnings guidance, we have set a target range of $1.35 to $1.40 per share for 2005," Eppler said. "This assumes Cleco Power results are in the range of $1.05 to $1.10; the Evangeline and Acadia projects each contribute $0.20 per share; and corporate and Midstream holding company administrative, legal and interest expenses reduce earnings approximately $0.10 per share.

"The 2005 Cleco Power target is slightly above 2004 actual results. We won't see the negative effect of the fuel audit settlement again in 2005, and capacity costs should be down," Eppler said. "However, we look for lower revenues due to the loss of one municipal customer in mid-2004 and a small municipal franchise during 2005; we do not expect to record fuel surcharges as we did in 2004; and we expect higher administrative and general expenses -- primarily compensation and benefits costs – as well as higher depreciation and taxes. Our targets assume normal weather and a continuation of our current rate plan through year-end.

"The Acadia and Evangeline targets assume continued performance by those projects' tolling counterparties. Overall targets assume no earnings effect from Perryville," Eppler said. "Lower losses are projected from corporate and Midstream holding companies largely due to lower legal and interest expenses. Corporate targets do not include any potential income effect from the sale of the Perryville assets or receipt of a claim from Mirant's bankruptcy process."

Cleco management will discuss the company's annual and fourth-quarter 2004 results during a conference call scheduled for 11 a.m. EST (10 a.m. CST) Tuesday, March 15, 2005. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Fourth Quarter 2004 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Cleco Evangeline LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Partners LLC; Acadia Power Holdings LLC*
> *Cleco Energy LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves approximately 265,000 customers across Louisiana. Cleco also operates a wholesale energy business with 2,100 megawatts of generating capacity, including the 718-megawatt Perryville plant. The sale of the Perryville plant to Entergy Louisiana, Inc. is pending. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

Schedule I
Reconciliation of Cleco Midstream, Cleco Midstream Generating Projects and Perryville Non-GAAP Earnings
Data to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP

	Comparison of Diluted Earnings per Share		
	For the Three Months ended Dec. 31,		
	2004	**2003**	**Variance**
Cleco Midstream earnings from continuing operations	$0.02	($0.15)	$0.17
Add: 2003 Perryville asset-impairment charge	--	$0.17	($0.17)
Cleco Midstream earnings from continuing operations (excluding asset-impairment charge)	$0.02	$0.02	--
Cleco Midstream generating operations	$0.04	($0.13)	$0.17
Add: 2003 Perryville asset-impairment charge	--	$0.17	($0.17)
Cleco Midstream generating operations (excluding asset-impairment charge)	$0.04	$0.04	--
Perryville Energy Partners, L.L.C.	--	($0.27)	$0.27
Add: 2003 Perryville asset-impairment charge	--	$0.17	($0.17)
Perryville Energy Partners, L.L.C. (excluding asset-impairment charge)	--	($0.10)	$0.10

	Comparison of Diluted Earnings per Share		
	For the Twelve Months ended Dec. 31,		
	2004	**2003**	**Variance**
Cleco Midstream earnings from continuing operations	$0.37	($1.72)	$2.09
Add: 2003 Perryville asset-impairment charge	--	$1.94	($1.94)
Cleco Midstream earnings from continuing operations (excluding asset-impairment charge)	$0.37	$0.22	$0.15
Cleco Midstream generating operations	$0.41	($1.63)	$2.04
Add: 2003 Perryville asset-impairment charge	--	$1.94	($1.94)
Cleco Midstream generating operations (excluding asset-impairment charge)	$0.41	$0.31	$0.10
Perryville Energy Partners, L.L.C.	($0.03)	($1.91)	$1.88
Add: 2003 Perryville asset-impairment charge	--	$1.94	($1.94)
Perryville Energy Partners, L.L.C. (excluding asset-impairment charge)	($0.03)	$0.03	($0.06)

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Schedule II
Reconciliation of Consolidated Earnings (Loss) Allocated to Subsidiaries' Non-GAAP Data to Their Most
Comparable Financial Measure Calculated and Presented in Accordance with GAAP

Cleco calculates a percentage of its subsidiaries' net income (loss) applicable to common stock to consolidated net income (loss) applicable to common stock. The percentages are multiplied times Cleco's diluted earnings (loss) per common share to determine the subsidiaries' allocation of diluted earnings (loss) per common share. Cleco believes that the earnings contributions of the subsidiaries are meaningfully represented by this allocation.

	Three Months ended Dec. 31, 2004		
(Thousands, except per share amounts and percentages)	Net Income (Loss) Applicable to Common Stock	Allocated Earnings Per Share	Percentage Allocation
Cleco Power	$ 13,507	$ 0.28	97.59 %
Cleco Midstream	1,635	0.03[1]	11.81 %
Corporate and Other	(1,301)	(0.03)	(9.40)%
Total	$ 13,841	$ 0.28	100.00 %

[1] Includes income from discontinued operations of $0.01

	Three Months ended Dec. 31, 2003		
(Thousands, except per share amounts and percentages)	Net Income (Loss) Applicable to Common Stock	Allocated Earnings Per Share	Percentage Allocation
Cleco Power	$ 11,908	$ 0.25	(112.23)%
Cleco Midstream	(19,997)	(0.43)[2]	188.47 %
Corporate and Other	(2,521)	(0.05)	23.76 %
Total	$ (10,610)	$ (0.23)	100.00 %

[2] Includes loss from discontinued operations of $(0.11) and Perryville asset-impairment charge of $(0.17)

	Twelve Months ended Dec. 31, 2004		
(Thousands, except per share amounts and percentages)	Net Income (Loss) Applicable to Common Stock	Allocated Earnings Per Share	Percentage Allocation
Cleco Power	$ 52,202	$ 1.08	81.60 %
Cleco Midstream	17,899	0.37	27.98 %
Corporate and Other	(6,128)	(0.13)	(9.58)%
Total	$ 63,973	$ 1.32	100.00 %

	Twelve Months ended Dec. 31, 2003		
(Thousands, except per share amounts and percentages)	Net Income (Loss) Applicable to Common Stock	Allocated Earnings Per Share	Percentage Allocation
Cleco Power	$ 57,008	$ 1.22	(154.95)%
Cleco Midstream	(85,313)	(1.83)[3]	231.89 %
Corporate and Other	(8,485)	(0.18)	23.06 %
Total	$ (36,790)	$ (0.79)	100.00 %

[3] Includes loss from discontinued operations of $(0.11) and Perryville asset-impairment charge of $(1.94)

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended December 31,	2004	2003
Operating revenue		
Electric operations	$ 172,734	$ 156,922
Tolling operations	--	10,586
Energy trading, net	--	(379)
Other operations	8,028	7,362
Intercompany revenue	2,406	--
Gross operating revenue	183,168	174,491
Electric customer credits	287	--
Operating revenue, net	183,455	174,491
Operating expenses		
Fuel used for electric generation	43,521	42,658
Power purchased for utility customers	60,881	49,406
Other operations	23,425	22,666
Maintenance	9,611	18,264
Depreciation	14,780	17,364
Impairments of long-lived assets	--	13,220
Taxes other than income taxes	8,561	9,454
Total operating expenses	160,779	173,032
Operating income	22,676	1,459
Interest income	944	475
Allowance for other funds used during construction	1,021	628
Equity income from investees	6,666	7,711
Other income	1,966	706
Other expense	(1,528)	(2,282)
Income before interest charges	31,745	8,697
Interest charges		
Interest charges, including amortization of debt expenses,		
premium and discount, net of capitalized interest	12,373	17,970
Allowance for borrowed funds used during construction	(348)	(190)
Total interest charges	12,025	17,780
Income (loss) from continuing operations before income taxes	19,720	(9,083)
Federal and state income tax expense (benefit)	5,914	(4,101)
Income (loss) from continuing operations	13,806	(4,982)
Discontinued operations		
Loss from discontinued operations, net of tax	(1,451)	(5,163)
Gain from disposal of segment, net of tax	1,957	--
Total income (loss) from discontinued operations	506	(5,163)
Net income (loss)	14,312	(10,145)
Preferred dividends requirements, net	471	465
Net income (loss) applicable to common stock	$ 13,841	$ (10,610)

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Thousands, except share and per share amounts)

For the three months ended December 31,	2004	2003
Average shares of common stock outstanding		
Basic	**48,163,155**	46,887,283
Diluted	**50,482,222**	46,887,283
Basic earnings (loss) per share		
From continuing operations	**$ 0.27**	$ (0.12)
From discontinued operations	**$ 0.01**	(0.11)
Net income (loss) applicable to common stock	**$ 0.28**	$ (0.23)
Diluted earnings (loss) per share		
From continuing operations	**$ 0.27**	$ (0.12)
From discontinued operations	**$ 0.01**	(0.11)
Net income (loss) applicable to common stock	**$ 0.28**	$ (0.23)
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except share and per share amounts)

For the twelve months ended December 31,	2004	2003
Operating revenue		
Electric operations	$ **718,151**	$ 676,002
Tolling operations	**10,255**	98,726
Energy trading, net	**3**	(936)
Other operations	**30,530**	31,222
Intercompany revenue	**7,767**	--
Gross operating revenue	**766,706**	805,014
Electric customer credits	**(20,889)**	(1,562)
Operating revenue, net	**745,817**	803,452
Operating expenses		
Fuel used for electric generation	**153,750**	163,769
Power purchased for utility customers	**267,371**	231,839
Other operations	**83,816**	95,464
Maintenance	**40,917**	60,479
Depreciation	**59,930**	76,318
Impairments of long-lived assets	**--**	147,993
Taxes other than income taxes	**38,895**	39,137
Total operating expenses	**644,679**	814,999
Operating income (loss)	**101,138**	(11,547)
Interest income	**3,956**	2,371
Allowance for other funds used during construction	**3,723**	2,741
Equity income from investees	**47,538**	31,649
Other income	**2,232**	3,578
Other expense	**(4,398)**	(9,188)
Income before interest charges	**154,189**	19,604
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**53,451**	71,602
Allowance for borrowed funds used during construction	**(1,245)**	(813)
Total interest charges	**52,206**	70,789
Income (loss) from continuing operations before income taxes	**101,983**	(51,185)
Federal and state income tax expense (benefit)	**35,864**	(21,417)
Income (loss) from continuing operations	**66,119**	(29,768)
Discontinued operations		
Loss from discontinued operations, net of tax	**(1,615)**	(5,161)
Gain from disposal of segment, net of tax	**1,685**	--
Total income (loss) from discontinued operations	**70**	(5,161)
Net income (loss)	**66,189**	(34,929)
Preferred dividends requirements, net	**2,216**	1,861
Net income (loss) applicable to common stock	$ **63,973**	$ (36,790)

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Thousands, except share and per share amounts)

For the twelve months ended December 31,	2004	2003
Average shares of common stock outstanding		
Basic	**47,371,319**	46,820,058
Diluted	**47,528,886**	46,820,058
Basic earnings (loss) per share		
From continuing operations	**$ 1.33**	$ (0.68)
From discontinued operations	**--**	$ (0.11)
Net income (loss) applicable to common stock	**$ 1.33**	$ (0.79)
Diluted earnings (loss) per share		
From continuing operations	**$ 1.32**	$ (0.68)
From discontinued operations	**--**	$ (0.11)
Net income (loss) applicable to common stock	**$ 1.32**	$ (0.79)
Cash dividends paid per share of common stock	**$ 0.900**	$ 0.900

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CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)

	At December 31, 2004	At December 31, 2003
Assets		
Current Assets		
Cash and cash equivalents	$ **123,787**	$ 95,381
Accounts receivable, net	**60,306**	56,890
Other current assets	**103,673**	107,740
Total Current Assets	**287,766**	260,011
Property, plant and equipment, net	**1,060,045**	1,408,784
Equity investment in investees	**314,284**	264,073
Prepayments, deferred charges and other	**174,968**	226,558
Total Assets	**$1,837,063**	$2,159,426
Liabilities		
Current Liabilities		
Short-term debt	$ **168,799**	$ 205,705
Accounts payable	**75,820**	89,939
Other current liabilities	**93,058**	50,512
Total Current Liabilities	**337,677**	346,156
Deferred credits and other liabilities	**487,770**	404,744
Long-term debt, net	**450,552**	907,058
Total Liabilities	**1,275,999**	1,657,958
Shareholders' Equity		
Preferred stock	**19,226**	18,717
Common shareholders' equity	**545,106**	486,531
Other comprehensive income	**(3,268)**	(3,780)
Total Shareholders' Equity	**561,064**	501,468
Total Liabilities and Shareholders' Equity	**$1,837,063**	$2,159,426

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the completion of the pending sale of the Perryville plant, the resolution of damage claims against Mirant Corp. and certain of its subsidiaries, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.